UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number: 001-31369
CIT GROUP INC.

(Exact name of registrant as specified in its charter)
505 Fifth Avenue
New York, New York 10017
(212) 771-0505
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share (See Note 1 Below)
6.350% Non-Cumulative Preferred Stock, Series A
Non-Cumulative Preferred Stock, Series B
8.75% Non-Cumulative Perpetual Convertible Preferred Stock, Series C
Equity Units
(Title of each class of securities covered by this Form)
Common Stock, par value $0.01 per share (See Note 2 Below)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
Note 1: This certification and notice relates to Common Stock originally registered on Form 8-A, filed on June 26, 2002, and subsequently registered from time to time prior to December 8, 2009, CUSIP No. 125581108 (the “Old Common Stock”). On December 8, 2009, the United States Bankruptcy Court for the Southern District of New York confirmed the Modified Second

Amended Prepackaged Plan of Reorganization of CIT Group Inc. (the “Company”) and CIT Group Funding Company of Delaware LLC (the “Prepackaged Plan”). As of the effective time of the Prepackaged Plan, the Old Common Stock was canceled.
Note 2: Common Stock registered on Form 8-A filed December 9, 2009, CUSIP No. 125581801 (the “New Common Stock”). The New Common Stock was authorized pursuant to the Third Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on December 8, 2009.
          Pursuant to the requirements of the Securities Exchange Act of 1934 CIT GROUP INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2009	By:	/s/ James P. Shanahan
		Name:	James P. Shanahan
		Title:	Senior Vice President & Chief Compliance Officer